March 23, 2010

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Washington D.C. 20549

RE:  World Acceptance Corporation
Form 10-K for March 31, 2009
File Number 0-19599

1.
 In future filings, please revise this section and your MD&A section to include a fairly detailed description of the impact of current economic conditions on your operations and income.  This might address, as material, changing loan demand and default rates relative to current unemployment rates and other economic factors.

Response:

In our 2009 Form 10-K we addressed this under the Description of Business as follows:

Page 13:	We are exposed to credit risk in our lending activities.

There are inherent risks associated with our lending activities.  Our ability to collect on loans to individuals, our single largest asset group, depends on the willingness and repayment ability of our borrowers.  Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, the cost of consumer goods, interest rates, natural disasters, acts of war or terrorism, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition.

In particular, during times such as the challenging economic environment we are currently experiencing, we expect that the continuation or worsening of conditions that drive consumer confidence, spending and disposable income (such as unemployment levels, energy costs and wage rates) will adversely affect the levels of delinquencies and charge-offs we experience in our loan portfolio, our provision for loan losses and, accordingly, our profitability.

We did not address this under Management’s Discussion and Analysis (MD&A) in our 2009 Form 10-K, but we will include additional disclosures, as applicable, in future filings.  Examples of possible disclosures, if applicable, are as follows:

In the event that a deterioration in economic conditions or an increase in unemployment rates or a combination of these and other factors resulted in a one (1%) percent reduction in demand for our products by qualified applicants (and, assuming that the 1% reduction in demand resulted in a 1% reduction in loan balances outstanding), we would expect to see a X% reduction in revenue.

In the event that a deterioration in economic conditions or an increase in unemployment rates or a combination of these and other factors resulted in a one (1%) percent increase in our loan defaults (and, assuming that the 1% increase in loan defaults resulted in a 1% increase in loan losses), we would expect to see a X% increase in our provision for loan losses.

2.
We note your disclosure regarding political efforts related to the rates you charge and to curtail certain practices in which the company is active.  In future filings, please expand your disclosure to address the extent of your operations you believe to be at risk from such political efforts.

Response:
In future filings, we will expand our disclosures to address the extent to which our operations would be at risk from such political efforts.  Using the March 31, 2009 disclosure, we have added additional disclosures, items are in bold, that may be used in future filings, if applicable:

Unfavorable state legislative or regulatory actions or changes, adverse outcomes in litigation or regulatory proceedings or failure to comply with existing laws and regulations could force us to cease, suspend or modify our operations in a state, potentially resulting in a material adverse effect on our business, results of operations and financial condition.

We are subject to numerous state laws and regulations that affect our lending activities.  Many of these regulations impose detailed and complex constraints on the terms of our loans, lending forms and operations.  Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary or other penalties.

During the past year, several state legislative and regulatory proposals were introduced which, had they become law, would have had a material adverse impact on our operations and ability to continue to conduct business in the relevant state.  Although to date none of these state initiatives have been successful, state legislatures continue to receive pressure to adopt similar legislation that would affect our lending operations.  See “—Media and public perception of consumer installment loans as being predatory or abusive could materially adversely affect our business, prospects, results of operations and financial condition” below.

In addition, any adverse change in existing laws or regulations, or any adverse interpretation or litigation relating to existing laws and regulations in any state in which we operate, could subject us to liability for prior operating activities or could lower or eliminate the profitability of our operations going forward by, among other things, reducing the amount of interest and fees we can charge in connection with our loans.  If these or other factors lead us to close our offices in a state, then in addition to the loss of net revenues attributable to that closing, we would also incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use.  If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our offices and our employees in that state, with little or no revenues to offset those costs.

State political activities could have a material negative effect on all aspects of that state’s operations.  See Part 1, Item 1. Description of Business, Loan Activity and Seasonality for loan information by state.

Federal legislative or regulatory proposals, initiatives, actions or changes that are adverse to our operations or result in adverse regulatory proceedings, or our failure to comply with existing or future federal laws and regulations, could force us to modify, suspend or cease part or all of our nationwide operations.

In addition to state and local laws and regulations, we are subject to numerous federal laws and regulations that affect our lending operations.  Although these laws and regulations have remained substantially unchanged for many years, the laws and regulations directly affecting our lending activities could be subject to review and change as a result of current economic conditions, changes in the make-up of the current executive and legislative branches, and the political and media focus on issues of consumer and borrower protection.  See “—Media reports and public perception of consumer installment loans as being predatory or abusive could materially adversely affect our business, prospects, results of operations and financial condition” below.  Any changes in such laws and regulations could force us to modify, suspend or cease part, or, in the worst case, all of our existing operations.  It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities.  The enactment of one or more of such regulatory changes could materially and adversely affect our business, results of operations and prospects.

Various legislative proposals addressing consumer credit transactions have been introduced in the U.S. Congress within the past calendar year.  Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation.  For instance, on February 26, 2009, U.S. Senator Richard Durbin introduced a bill in Congress to establish a federally defined, all inclusive rate cap of 36% per year for all consumer credit transactions.  Other recently proposed federal legislation would create a new federal agency to oversee consumer credit and regulate the types of consumer financial products on the market. The proposed legislation would empower the new federal agency to effectively ban any consumer credit products that it determined to involve “inappropriate consumer credit practices.”  In addition to these bills, the Obama Administration agenda states that U.S. President Barack Obama and Vice President Joseph Biden seek to extend a 36% APR limit to all consumer credit transactions.  Any federal legislative or regulatory action that severely restricts or prohibits the provision of small-loan consumer credit and similar services on terms substantially similar to those we currently provide would, if enacted, have a material adverse impact on our business, prospects, results of operations and financial condition.  Any federal law that would impose a national 36% or similar annualized credit rate cap on our services, such as that proposed in the Durbin bill in its current form, would, if enacted, almost certainly eliminate our ability to continue our current operations.

Federal legislative or regulatory activities could have a material negative effect on all aspects of our operations.

3.	Also, please quantify the dollar value and type of loans made at various significant interest rate levels.

Response:
In future filings we will quantify the dollar value and type of loans made at various interest rate levels.  The following is an example of the proposed disclosure (added disclosure is in bold):

Loan and Other Products.  In each state in which it operates and in Mexico, the Company offers consumer installment loans that are standardized by amount and maturity in an effort to reduce documentation and related processing cost.  All of the Company’s loans are consumer installment loans that are payable in fully amortizing monthly installments with terms of 4-36 months.

As of March 31, 2010, annual percentage rates as defined by The Truth and Lending Act, were as follows:

Range of interest rates	Balance as of March 31, 2010
xx% - xx%	$x,xxx
xx% - xx%	$x,xxx
xx% - xx%	$x,xxx
xx% - xx%	$x,xxx

4.
We note your accounting policy stating that you generally calculate and recognize interest revenue on your loans using the rule of 78’s and the collection method, respectively.  We recognize that in our review of your Form 10-K for the fiscal year ending March 31, 2005, we issued various comments on your accounting policy for calculating and recognizing interest revenue and your determination that this revenue recognition method did not differ materially from the interest method.  Please provide us the following to update our understanding:

•
Please quantify the income statement effect for the difference between the rule of 78’s/collection method and the level yield method for recognizing interest revenue for the year ended March 31, 2009 and the interim period ended December 31, 2009; and

•
Please include a related ASC 250-10-S99-1 (formerly known as SAB Topic 1:M) materiality analysis which supports your conclusion that the current revenue recognition method does not differ materially from the interest method.

Response:
We will supplementally provide under separate cover the requested quantification and the ASC 250-10-S99-1 materiality analysis which supports our conclusions that the current revenue recognition method does not differ materially from the interest method.

5.
In addition, since your disclosure states that you “generally” calculate and recognize interest revenue on your loans using the rule of 78’s and the collection method, respectively, please tell us when you do not calculate and recognize interest revenue via these methods which alternate method(s) you use.  Additionally, please tell us if these alternate method(s) are in accordance with GAAP, and if not, please provide us the information requested in the two bullet points above.

 Response:
Our Mexican operations calculate interest revenue on its loans using level yield and recognize the interest revenue using the collection method.  We will supplementally provide under separate cover the ASC 250-10-S99-1 materiality analysis which supports our conclusions that the current revenue recognition method does not differ materially from the interest method. The impact of our Mexican operations is included in our analysis as provide in #4 above.

6.
This section is somewhat difficult to understand.  This is partly due to your use of various terms for what is often referred to as base, bonus and long term compensation.  In future filings, please use consistent terms that are meaningful to your reader and write out these terms rather than using abbreviations.

Response:
In future filings we will use more consistent terms and will write out the terms rather than using abbreviations.

7.	Please clarify in future filings whether incentive plan compensation is only in cash. Where appropriate, also clarify for the long term incentive award.

Response:
In future filings we will indicate which components of compensation are cash and which components are equity awards.  For your convenience we have added a table listing the incentive award types and if the award is cash or equity.

Plan	Cash or Equity	Frequency
Executive Incentive Plan	Cash	Annual
Long Term Incentive Plan	Equity	Annual – subject to 2 to 5 year time and performance vesting

8.
 The last paragraph and table on page 14 appears to belong under different heading.  This disclosure provides target information for your overall compensation program rather than your base salary and incentive plan compensation.

Response:
As discussed in #11, we will clarify our disclosures as to how each component of total compensation is determined by the Compensation Committee.  We will also add a header to indicate that the table on page 14 represents the mix of short term versus long term compensation, and fixed versus variable compensation for total compensation.

9.
In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as bonus and incentive amounts.  Note that this applies even where no compensation was ultimately awarded.  See Item 402(b) of regulation S-K.  In this regard, tell us why you have not disclosed the performance targets that you reference.  Consider the need to disclose the actual targets and the company’s performance, and explain how those targets resulted in the bonus compensation awarded to the named executive officers.  To the extent you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S0K Compliance and Disclosure Interpretation 118.04.

Response:
In future filings we will more clearly disclose the method used by the Compensation Committee to determine specific base salaries as well other incentive amounts and will disclose specific target amounts, if applicable.  Please refer to #11 for an example of the proposed disclosure.

10.
Further, regarding base pay, you refer to a one-time adjustment of the base pay level on page 12 to adjust to your peer group, and in the second paragraph on page 14 you say you target the median of “comparative market data.”  In future filings, for this and other compensation, disclose with quantification how you used peer group data.  For example, what was the medial level and how does your level compare?  Also, disclose any other basis for determining the final values, including the employment agreements referenced at the bottom of page 20.

Response:

In future filings we will also disclose the following:

Compensation Benchmarking

The Compensation Committee has the sole authority to hire and dismiss outside compensation consultants.  Following the departure of our previous CEO and the resultant promotions of certain of our executive officers into their current roles, the Committee engaged Semler Brossy Consulting Group, LLC (“Semler Brossy”) in June 2007 to prepare a compensation survey and in October 2007 re-engaged Semler Brossy to provide assistance in the development of  long term incentive guidelines for the CEO, CFO, and COO positions.  Semler Brossy compared the compensation and long-term incentive program for these three executives with the compensation programs of a 12 company peer group selected by Semler Brossy and consisting of publicly traded, consumer finance businesses, and other non-banking companies ranging from one-third to three times the Company’s market capitalization as of March 31, 2006.  The peer group companies were: Advance America Cash Advance Centers; Cash America International Inc.; CompuCredit Corp; Credit Acceptance Corp; EZCORP Inc; First Cash Financial Services Inc.; Infinity Property and Casualty Corp; National Interstate Corp; QC Holdings Inc.; RLI Corp; Safety Insurance Group Inc.; and United PanAm Financial Corp.  This peer group was selected in an effort to ensure that our total compensation programs for these three executive officers are competitive in attracting and retaining exceptional executive talent.  As of the survey date these 12 companies’ market capitalization ranged from $227 million to $2.0 billion, and the Company’s market capitalization ranked seventh among this group.  Based on the surveys, the Company’s fiscal 2007 compensation was as follows:

Base Salary
The following table quantifies the peer data summary for the 25th percentile and median base salaries for the executives listed.  After reviewing the 2007 surveys, the Compensation Committee decided to adjust the CEO, CFO and COO’s base salaries to the proposed salaries.  The base salaries were increased to the proposed salaries but in two equal steps over a two-year period (fiscal 2008 and fiscal 2009).  The Compensation Committee determined that it was not necessary to update the survey for fiscal 2010, and the executives’ bases salaries were increased modestly in fiscal 2010 based on the Committee’s assessment of management’s performance and other subjective factors, discussed below.

	Base salary
	25th percentile	Median	Proposed- salary (1)
CEO	$467,789	$566,900	$400,000
CFO	$235,000	$267,900	$175,000
COO	$262,343	$294,231	$300,000

(1)	Represents the fiscal 2008 proposed salary by Semler Brossy.

The Compensation Committee’s philosophy is that a substantial majority of the total compensation should be variable and reflective of the financial performance of the Company.  Therefore, the base salaries are low compared to the peer group’s median because the executive incentive plan is higher than the median.

Fiscal 2010 annual increase
When determining the annual base salary increases for fiscal 2010, the Compensation Committee’s primary consideration was the strong performance of the Company, considering the difficult economic conditions.  The Compensation Committee also considers subjective factors when determining the annual base salary increases.  The subjective portion of the analysis includes an assessment of individual’s experience and performance and/or specific skill set.  The individual performance factors for the named executive officers for 2010 included, but are not limited to, the following:

•	A.A. McLean, Chairman and Chief Executive Officer: implementation of strategic plan; overall leadership of the Company, interaction with business and investor community; Board interaction

•	Mark C. Roland, Chief Operating Officer and Director: implementation of strategic plan; leadership of the Company Operations, interaction with business and investor community; Board interaction

•
Kelly M. Malson, Senior Vice President and Chief Financial Officer:  implementation of strategic plan; overall management of financial affairs; management of financial reporting; interaction with business and investor community; and tax compliance

•	James D. Walters, Senior Vice President – Southern Division: implementation of strategic plan; leadership of the Company’s Southern Division’s Operations

•	Francisco Javier Sauza, Senior Vice President – Mexico Division: implementation of strategic plan; leadership of the Company’s Mexican Division’s Operations

Executive Incentive Plan
The following table quantifies the peer data summary for the 25th percentile and median annual bonuses as a percentage of base salary (Executive Incentive Plan) for the executives listed.  The proposed annual bonus award represents the fiscal 2008 Executive Incentive Plan annual bonus target percentages as proposed by Semler Brossy.  After reviewing the 2007 surveys, the Compensation Committee determined that the proposed bonus percentages were high, but not unreasonable in light of the low base salaries.  The Compensation Committee determined it was not necessary to update the survey for fiscal 2010 and the same percentages of base salary were used for the Executive Incentive Plan.

Executive Incentive Plan (Annual Bonus)
	25th percentile	Median	Proposed- annual bonus award (1)	Proposed annual bonus award as a % of salary(1)
CEO	80%	92%	$400,000	100%
CFO	39%	66%	$175,000	80%
COO	51%	66%	$300,000	90%

(1)	The proposed annual bonus award is based on the Company achieving the Target goals; the actual award may be higher if the Maximum goals are achieved or lower if Target goals are not achieved.

Long Term Incentive Plan
Proposed disclosures regarding the Long Term Incentive Plan (equity awards) are discussed in #12.

11.
If the targets and other factors that you consider do not specifically determine compensation outcomes, please make this clear in future filings.  Specifically indicate that your compensation decisions are subjective and not the result of fixed formulas or targets.

Response:
In future filings we will disclose the following:

The Executive Incentive Plan represents the annual cash bonus which is formula based as a percentage of base salary and the particular targets.  The particular targets are tied to earnings per share, loan growth, general and administrative expenses as a percent of revenue, and net charge-offs as a percentage of average loans.  The following table reflects the particular targets:

	Threshold	Target	Maximum	Target weight as a % of total bonus
EPS	$x.xx	$x.xx	$x.xx	40%
Loan Growth	xx%	xx%	xx%	30%
General and administrative expenses as a percentage of revenue	xx%	xx%	xx%	20%
Net charge-offs	xx%	xx%	xx%	10%

	Minimum	% of Salary - Threshold	% of Salary - Target	% of Salary - Maximum
A.A McLean III	25.00%	50.00%	100.00%	150.00%
Kelly M. Malson	20.84%	41.67%	83.33%	125.00%
Mark C. Roland	22.50%	45.00%	90.00%	135.00%

Mr. Walters’ Executive Incentive Plan allows him to be eligible for 40% of his base salary to be calculated on the achievements of the Company targets and 60% based on the performance goals of the division for which he is responsible.  Mr. Walters’ is awarded points based on the division’s performance for profit, charge-offs, delinquency, and loan balance growth.  Points are awarded based on the performance of the specific states that make up the Southern Division (SC, GA, AL, LA) as it relates to branch profitability, receivable growth, loan losses and delinquency.

	Threshold	Target	Maximum	Target weight as a % of total bonus
Company Targets
EPS	$x.xx	$x.xx	$x.xx	16%
Loan Growth	xx%	xx%	xx%	14%
General and administrative expenses as a percentage of revenue	xx%	xx%	xx%	10%

Divisional Targets
Total points earned	Incentive as a percentage of base salary
0-4	0%
5-15	6
16-23	12
24-31	18
32-39	24
40-47	30
48-57	36
58-67	42
68-77	48
78-87	54
88+	60

Mr. Sauza’s Executive Incentive Plan provides that he is eligible for a bonus equal to 50% of his base salary based upon the achievement of the Company targets and an additional bonus equal to 75% of his base salary based upon the achievement of the division for which he is responsible.

	Minimum	Target	Maximum	Target weight as a % of total bonus
Company Targets
EPS	$x.xx	$x.xx	$x.xx	20.0%
Loan Growth	xx%	xx%	xx%	17.5%
General and administrative expenses as a percentage of revenue	xx%	xx%	xx%	12.5%

Divisional Targets
	Threshold	Target 1	Target 2	Maximum	Target weight as a % of total bonus
Profit	$x to $x million pesos	$x to $x million pesos	$x to $x million pesos	$x million pesos and over	25%

	Threshold	Target	Maximum	Target weight as a % of total bonus
Loan balance growth	$x million pesos	$x million pesos	$x million pesos and over	25%
Branch Openings	x	x	x	25%

The Long Term Incentive Plan represents the equity portion of the NEO’s compensation.  See question # 12 below for a description of the Long-term incentive Plan

12.
We note the table on page 13 where you indicate target and max levels and that 67% of this compensation is “time based.”  However, we note on page 15 that you say that this award is “discretionary rather that formula based.”  Please reconcile this information and discuss the determination of long term incentive awards.

Response:
In the Semler Brossy Consulting Group’s 2007 study, ranges of annual equity awards were suggested to the Compensation Committee for the CEO, COO, and CFO.  In addition it was suggested that the equity awards be split between time-based shares and performance based shares.  Although the overall determination of how many restricted shares are awarded is at the discretion of the Compensation Committee and is not required to be formula based, the Compensation Committee did consider the ranges suggested by Semler Brossy Consulting Group in determining the amount of the 2009 awards.  In 2009, the Compensation Committee also determined based on the recommendations of Semler Brossy that the equity award would be two-thirds time based and one-third performance based.

Mr. Walters and Mr. Sauza were given a discretionary equity award as determined by the Compensation Committee.

In future filings we will enhance the disclosure to clarify when formula-based grants are used in conjunction with the Compensation Committee’s overall decision.

13.	In future filings, please disclose the amount of compensation called for by the agreements.

Response:
In future filings we will disclose the following under the “Employment Agreements” section of the Proxy:

In conjunction with the Company’s annual performance review performed in May 2010, the fiscal 2011 base salaries for Mr. McLean was increased to $xxx,xxx from $420,000, Mr. Roland was increased to $ xxx,xxx from $315,000, Ms. Malson was increased to $ xxx,xxx from $185,500, and Mr. Sauza was increased to $ xxx,xxx from $194,450.  These increases were effective June 1, 2010.

**************

As requested in your letter dated March 2, 2010, we confirm the following:

•	World Acceptance Corporation is responsible for the adequacy and accuracy of the disclosure in the filing:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	World Acceptance Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above response to the comment contained in the letter dated March 2, 2010.  Please direct any further comments or request for additional information to my attention at 864-298-9800.

Sincerely,

World Acceptance Corporation

/s/ Kelly M. Malson
Kelly M. Malson
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

ASC 250-10-S99-1 Analysis of Revenue Recognition Methods

Purpose
To document World Acceptance Coroporation’s (“the Company”, “our”, “we”) ASC 250-10-S99-1 (formerly SAB Topic 1:M)  analysis comparing our revenue recognition method (rule of 78’s and collection method) to the interest method and evaluating the quantitative and qualitative implications of such.

Policy
Our current revenue recognition policies are based on ASC – 310-10-35-10 thru 11 (formerly SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), paragraph 23), which states that an “inability to make a reasonable estimate of the amount of loss from uncollectible receivables (i.e., failure to satisfy the condition in paragraph 8(b)) precludes accrual and may, if there is significant uncertainty as to collection, suggest that the installment method, the cost recovery method, or some other method of revenue recognition be used”.

The Company offers short-term small to medium size loans to individuals who have limited access to other sources of consumer credit.  Due to the nature of these relationships there is always a collection risk; therefore, we feel that there is a significant question of collectibility and that it is more appropriate to recognize interest income on a loan when we receive a payment from our customers, as suggested by ASC – 310-10-35-10 thru 11.

Analysis of Our Current Method vs. Accrual Method
ASC – 835-30-55-2 (formerly EITF D-10, “Required Use of Interest Method in Recognizing Interest Income”), reinforces the required use of the interest method and does not allow the use of an alternative to the interest method unless the results of alternative methods do not differ materially from those obtained by using the interest method.  The Company calculates interest revenue primarily using the rule of 78’s and recognizes the interest revenue using the collection method, which is a cash method of revenue recognition. The Company’s revenue recognition policy is fully disclosed in our most recent Form 10-K for the period ended March 31, 2009.

The Company believes the combination of the two methods does not materially differ from the use of the interest method, for the following reasons:

•
Most of the Company’s loans are paid-off during the fiscal year due to the short term nature of the loans, which have an average duration of approximately four months.  For loans that are originated and paid off within a reporting period, both methods result in the same answer.

•
For loans that are not paid-off at the end of a reporting period, we have offsetting influences.  The rule of 78’s is a more aggressive revenue recognition method than the interest method as it accelerates recognition of revenue.  However, the collection (“cash”) method is more conservative than the accrual method, as the revenue is not recognized until collected.

•
The net effect of these influences on a pre-tax basis is estimated to be approximately $1,039,000 for fiscal year 2009 (3/31/09), and $654,000 for the year to date period ended December 31, 2009.  The differences are approximately 1% of pre-tax earnings. On a gross basis, the differences are no more than 1.5% of interest and fee income and on a net basis the differences are no more than 0.5% of interest and fee income.

Quantitative Considerations:

Impact to the Financial Statement Line items

We have estimated the impact of applying the interest method rather than our current revenue recognition method based on the following:

•	We have calculated the unearned interest balance using the interest method.

•
We believe that under the interest method, which requires interest income to be recognized on an accrual basis versus our current cash collection basis, a significant number of loans, specifically loans expected to become 60 or more days past due, would be placed on non-accrual status due to the collection risk of our customers.

The following table demonstrates the impact on the consolidated statement of operations:

	YTD 12/31/09	FY2009
Interest income increase associated with the interest method	$3,381,000	$373,000
Less: Reversal of interest income on non-accrual loans	$4,035,000	$1,412,000
Net decrease	($654,000)	($1,039,000)
Interest and fee income	$274,218,000	$331,454,000
% of interest and fee income	0.24%	0.31%

Adjustment after income taxes	($405,000)	($644,000)
Income after income taxes	$43,998,000	$60,703,000
% of income after income taxes	0.92%	1.06%

Diluted EPS impact	($0.025)	($0.039)

As noted above, management has performed an analysis in accordance with ASC 250-10-S99-1 that supports the conclusion that the impact would be immaterial, both quantitatively and qualitatively. The qualitative considerations are noted below.

Qualitative Considerations:

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are -

o	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The misstatement relates the estimated impact between our revenue recognition method and the interest method, in which the amount of the misstatement can be reasonably estimated.

o	whether the misstatement masks a change in earnings or other trends

No change in trends is noted as a result of the misstatement.

o	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

We have met our analyst EPS expectations by at least $0.20/per share for the periods presented. The above misstatement would not have impacted whether we met these expectations.

o	whether the misstatement changes a loss into income or vice versa

The above misstatement would not have changed our net income to a net loss.

o	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

Company has only one reportable segment.  There is no impact.

o	whether the misstatement affects the registrant's compliance with regulatory requirements

There is no impact.

o	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

The Company has various debt agreements that contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchase of common stock and cash dividends. The above misstatement would not have impacted our compliance with debt covenants associated with these debt agreements.

o	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The above misstatement would not have impacted management’s compensation.

o	whether the misstatement involves concealment of an unlawful transaction.

The above misstatements are not a concealment of any unlawful transactions.

Conclusion

As documented above, the difference between our revenue recognition method (rule of 78’s and collection method) and the interest method is clearly immaterial both quantitatively and qualitatively.  While we do not believe that our revenue recognition policy will have a material impact in future periods, we will continue to monitor and analyze this difference to ensure this remains the case.

	Impact of Interest Method on			YTD	Impact of Unearned Interest		YTD
	Unearned Interest			P&L	for Loans on	P&L	Net Pretax
	U.S.	Mexico	Total	Impact	Non-Accrual Status	Impact	Difference
	A	A	A	B	C	D	E
12/31/2009	16,318,463	236,774	16,555,237	3,380,516	(18,230,928)	(4,035,427)	(654,911)
3/31/2009	12,906,202	268,519	13,174,721	372,735	(14,195,501)	(1,412,263)	(1,039,528)
3/31/2008	12,667,024	134,962	12,801,986		(12,783,238)

A	This represents how much lower our unearned balance would be under the interest method. This information is extracted from our information systems.

B
This represents the incremental interest income that would be recorded under the interest method versus our existing method.  It is computed as the difference between the current period end and prior period end unearned interest adjustment (Total column A). Variances in the P&L impact are due to seasonal trends of our business. Generally, loan repayment is highest from January to March.

C	This represents the estimated increase in our unearned balance as a result of loans being placed on non-accrual status as a result of applying the interest method method to our loans. This amount is calculated by estimating the number of loans that will move to the 60 day past due category which we would define as a toubled loan.

D	This represents the income statement impact of loans that would be placed on non-accrual status if we applied the interest method. It is computed as the difference between the current period end and prior period end unearned interest adjustment (column C). Variances in the P&L impact are due to seasonal trends of our business. Generally, loan repayment is highest from January to March.

E	This repesents the net impact on the income statement (column B and column D).